UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 – Exit Filing)*

NOVAVAX, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

670002401

(CUSIP Number)

May 10, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS SK bioscience Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%(1)(2)
12	TYPE OF REPORTING PERSON OO

(1)

The percentages reported in this Amendment are calculated based on (i) 140,403,554 shares of Common Stock outstanding as of April 30, 2024 as set forth in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission on May 10, 2024 and (ii) 6,500,000 shares of Common Stock issued to SK bioscience Co., Ltd. pursuant to a securities subscription agreement dated August 8, 2023.

(2)	See Item 4 below. This constitutes an exit filing for the Reporting Person.

Page 2 of 9 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS SK chemicals Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%(1)
12	TYPE OF REPORTING PERSON OO

(1)	See Item 4 below. This constitutes an exit filing for the Reporting Person.

Page 3 of 9 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS SK discovery Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%(1)
12	TYPE OF REPORTING PERSON OO

(1)	See Item 4 below. This constitutes an exit filing for the Reporting Person.

Page 4 of 9 Pages

SCHEDULE 13G

Explanatory Note: This Amendment is being filed to report that the Reporting Persons have ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer. This Amendment constitutes an exit filing for the Reporting Persons.

Item 1.

(a)	Name of Issuer: Novavax, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 21 Firstfield Road,

Gaithersburg, MD 20878.

Item 2.

(a)	Name of Persons Filing:

SK bioscience Co., Ltd.

SK chemicals Co., Ltd.

SK discovery Co., Ltd.

(b)	Address of Principal Business Office or, if none, Residence: For all Reporting Persons, the address is 310 Pangyo-ro, Bundang-gu, Seongnam-si, Gyeonggi-do 13494, Republic of Korea.

(c)	Citizenship: Each of the Reporting Persons is a company incorporated in the Republic of Korea.

(d)	Title of Class of Securities: Common stock, par value $0.01 per share (“Common Stock”)

(e)	CUSIP Number: 670002401

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or §§240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

Page 5 of 9 Pages

	(j)		☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.			Ownership.

	(a)		Amount beneficially owned: See the response to Item 9 on the attached cover page(s). Accordingly, this Amendment constitutes an exit filing for the Reporting Persons.

	(b)		Percent of class: See the response to Item 11 on the attached cover page(s).

	(c)		Number of shares as to which the Reporting Person has:

		(i)	Sole power to vote or direct the vote: See the response to Item 5 on the attached cover page(s).

		(ii)	Shared power to vote or direct the vote: See the response to Item 6 on the attached cover page(s).

		(iii)	Sole power to dispose or direct disposition of: See the response to Item 7 on the attached cover page(s).

		(iv)	Shared power to dispose or direct disposition of: See the response to Item 8 on the attached cover page(s).

Item 5.			Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.			Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.			Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.			Identification and Classification of Members of the Group.

SK bioscience Co., Ltd.
SK chemicals Co., Ltd.
SK discovery Co., Ltd.

Item 9.			Notice of Dissolution of Group.

Not applicable.

Item 10.			Certification.

Page 6 of 9 Pages

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 20, 2024

SK bioscience Co., Ltd.

By:	/s/ Jae-Yong Ahn
Name:	Jae-Yong Ahn
Title:	Chief Executive Officer

SK chemicals Co., Ltd.

By:	/s/ Jae-Hyun Ahn
Name:	Jae-Hyun Ahn
Title:	Chief Executive Officer

SK discovery Co., Ltd.

By:	/s/ Kwang-Hyun Jeon
Name:	Kwang-Hyun Jeon
Title:	Chief Executive Officer

Page 8 of 9 Pages